UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2014 Up 15.4 % Year over Year

Mexico City, December 3, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for November 2014 increased by 15.4 % when compared to November 2013.

This announcement reflects comparisons between November 1 through November 30, 2014 and 2013. Transit and general aviation passengers are excluded. It should be noted that the Central American and Caribbean Games were held in the city of Veracruz on November 14-30, 2014.

Domestic
Airport	November 2013	November 2014	% Change
Cancún	396,029	454,733	14.8
Cozumel	5,927	7,883	33.0
Huatulco	27,305	42,320	55.0
Mérida	113,623	119,828	5.5
Minatitlán	16,761	19,586	16.9
Oaxaca	40,298	45,666	13.3
Tapachula	13,945	15,879	13.9
Veracruz	81,096	94,151	16.1
Villahermosa	86,936	97,963	12.7
Total Domestic	781,920	898,009	14.8

International
Airport	November 2013	November 2014	% Change
Cancún	827,976	962,147	16.2
Cozumel	24,646	28,398	15.2
Huatulco	7,628	7,891	3.4
Mérida	10,087	10,239	1.5
Minatitlán	682	759	11.3
Oaxaca	4,923	5,332	8.3
Tapachula	1,098	892	(18.8)
Veracruz	7,550	11,488	52.2
Villahermosa	5,305	4,633	(12.7)
Total International	889,895	1,031,779	15.9

ASUR Page 1 of 2

Total
Airport	November 2013	November 2014	% Change
Cancún	1,224,005	1,416,880	15.8
Cozumel	30,573	36,281	18.7
Huatulco	34,933	50,211	43.7
Mérida	123,710	130,067	5.1
Minatitlán	17,443	20,345	16.6
Oaxaca	45,221	50,998	12.8
Tapachula	15,043	16,771	11.5
Veracruz	88,646	105,639	19.2
Villahermosa	92,241	102,596	11.2
ASUR Total	1,671,815	1,929,788	15.4

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 3, 2014